SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev


ambev
ambev

Earnings Call

Q4 & FY23

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the fourth quarter and full year of 2023 (4Q23 and FY23). This presentation should not be considered as a complete document and should be analyzed together with the Company's financial statements (*DFP*) for the year and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the third quarter and full year of 2022 (4Q22 and FY22). Values in this release may not add up due to rounding.

ambev

2023 HIGHLIGHTS

COMMERCIAL STRATEGY IN BRAZIL

CAC RECOVERY

PREPAREDNESS IN ARGENTINA

PROFITABILITY


Corona


Presidente
100% NATURALES




Chopp

ambev

2023 in review

EBITDA

+43%
organic

+7%
nominal

MARGINS

+240 bps
Gross margin

+430 bps
EBITDA margin

CASH FLOW

R$ 25 b
from operating activities

R$ 18 b
free cash flow*

NORMALIZED PROFIT

R$ 15 b
+0.4% vs LY

CHALLENGES

- Industries in Canada & Argentina
- 2022 Tax credits in Brazil
- FX devaluation in Argentina

* Cash flow from operating activities (-) capex (-) leases payments

BU Brazil Beer


Corona
Extra
LA CERVEZA MAS FINA
CERVEJA
Corona
Extra
330 ml
4,6% Vol. Alc.
LA CERVEZA MAS FINA
CERVECERIA MODELO, S. DE R.L. DE C.V.
MEXICO

4Q23 vs LY (organic)

Volume: -1.1% (premium: ~+25%)

NR/hl: +7.2%

EBITDA: +27.3%

EBITDA mg: +570 bps

FY23 vs LY (organic)

Volume: -1.0% (+3mHL premium)

EBITDA: +28.9%

EBITDA mg: +500 bps

BU Brazil NAB


Guaraná
ANTARCTICA
ORIGINAL DO BRASIL
Guaraná
ANTARCTICA
zero
NOVO SABOR
350ml

ambev

4Q23 vs LY (organic)

Volume: +6.2%

NR/hl: -0.5%

EBITDA: +15.3%

EBITDA mg: +220 bps

FY23 vs LY (organic)

Volume: +3.6%

EBITDA: +19.7%

EBITDA mg: +230 bps

BU LAS


Corona
Extra
LA CERVEZA MAS FINA
alc4.6%vol.

ambev

4Q23 vs LY (organic)

Volume: -3.8%

NR/hl: +118%

EBITDA: +108%

EBITDA mg: -50 bps

FY23 vs LY (organic)

Volume: -5.5%

EBITDA: +102%

EBITDA mg: +320 bps

BU CAC



Presidente
CERVEZA TIPO
PILSENER

4Q23 vs LY (organic)

Volume: +7.7%

NR/hl: +4.5%

EBITDA: +29.2%

EBITDA mg: +540 bps

FY23 vs LY (organic)

Volume: +3.3%

EBITDA: +22.0%

EBITDA mg: +350 bps

BU Canada


Michelob
ULTRA
SUPERIOR LIGHT BEER

ambev

4Q23 vs LY (organic)

Volume: -7.4%

NR/hl: +4.0%

EBITDA: -1.5%

EBITDA mg: +40 bps

FY23 vs LY (organic)

Volume: -6.4%

EBITDA: +2.7%

EBITDA mg: +70 bps


ambev
2024

SUSTAINABLE VALUE CREATION

free cash flow generation

healthier industry

premiumization

profitability
(Brazil Beer Cash COGS/hl* to decline 0.5%-3.0%)

* Excluding non-Ambev marketplace products

Carnival in Brazil was great, and we are off to a good start to the year


CAMAROTE
BRAHMA
SALVADOR
BRAHMA
SSO É BRAHMOSIDADE
AL QUE A GENTE TRANSBORDA

2023: ~R$ 32b IN TAXES

FY23 | ~R$ 61b Value added to distribute


15.0
(24%)
7.0
(11%)
6.4
(10%)
32.8
(54%)
Taxes
People
Financial Expenses
Shareholders


ambev

Source: DVA DFP 2023

ambev

volume growth

resilient cash generation

overcome new challenges

Financial priorities

FINANCIAL DISCIPLINE

solid liquidity

costs & expenses below inflation

investing R$ 6.5 b in S&M and R$ 6.0 b in capex

01.

PROFITABILITY

ROIC +330 bps

gross mg +240 bps

EBITDA mg +430 bps

02.

VALUE CREATION

economic profit growth

R$ 25 b cash flow from operating activities

03.

RETURN CASH TO SHAREHOLDERS

R$ 1.7 b in M&A

&

R$ 11.5 b to shareholders

04.

consumption
tax reform

tax
deductibility

argentina

2024 is about CONSISTENCY

ambev

Liquidity

December cash position (R$ b)



17.1
16.6
14.9
16.1
2020
2021
2022
2023

Financial discipline

Cash SG&A as % of NR



26.3%
27.1%
26.9%
25.8%
2020
2021
2022
2023

Value creation

ROIC (%)



15.2%
20.1%
24.6%
27.9%
2020
2021
2022
2023

Profitability

EBITDA margin (%)



37.0%
31.4%
29.8%
31.9%
2020
2021
2022
2023

Capital allocation

Cash flow from operating activities (R$ b)



20.9
24.3
21.3
25.7
2020
2021
2022
2023



SUSTAINABILITY

- 2025 environmental goals on track
- First company of the brewing sector in Latin America to receive final approval for our emission reduction target from the Science-based Targets Initiative
- 2.37 liters of water used per liter of beverage produced









Q&A

ambev